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                               ANDA NETWORKS, INC.
                              2708 ORCHARD PARKWAY
                               SAN JOSE, CA 95134

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Re:  ANDA Networks, Inc.
     Registration Statement on Form S-1 (333-43786)

Ladies and Gentlemen:

     In accordance with Rule 477(a) promulgated under the Securities Act of 1933, as amended, ANDA Networks, Inc. (the "Applicant") hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-1 (Registration No. 333-43786), together with all exhibits and amendments thereto (the "Registration Statement"). The Applicant is requesting such withdrawal because, due to unfavorable market conditions, the Applicant has determined at this time not to effect its initial public offering pursuant to the Registration Statement. The Applicant believes the withdrawal to be consistent with the public interest and the protection of investors. No shares of the Applicant's common stock have been issued or sold under the Registration Statement.

     If you have any questions with respect to this request, please call the undersigned at (408) 519-4849.

                                       Very truly yours,

                                       ANDA NETWORKS, INC.


                                       By: /s/ CHARLES R. KENMORE
                                           ---------------------------
                                       Name: Charles R. Kenmore
                                       Title: President, Chief Executive Officer
                                              & Secretary